Exhibit 23(a)

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Stockholders
of Arguss Communications, Inc.

          We consent to the incorporation by reference in this Registration Statement of Arguss Communications, Inc. (the "Company") on Form S-3 of our report dated February 13, 2001 with respect to the consolidated balance sheets of the Company as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 and to the reference to our firm under the heading "Experts" in the Prospectus, which is part of the Registration Statement.

/s/ KPMG LLP
 KPMG LLP
Boston, Massachusetts
December 14, 2001